Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

KIMCO REALTY OP, LLC

This Certificate of Formation of Kimco Realty OP, LLC is being executed by the undersigned for the purpose of forming a limited liability company under the Limited Liability Company Act of the State of Delaware.

1.	Name. The name of the limited liability company formed hereby is: Kimco Realty OP, LLC.

2.	Registered Office. The address of its registered office in the State of Delaware is 1209 N Orange St., Wilmington, County of New Castle, Delaware 19801.

3.	Registered Agent. The name and address of its registered agent for service of process in the State of Delaware is The Corporation Trust Company, 1209 N Orange St., Wilmington, County of New Castle, Delaware 19801.

(signature page follows)

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Kimco Realty OP, LLC this 3rd day of January, 2023.

/s/ Glenn G. Cohen
Glenn G. Cohen